As filed with the Securities and Exchange Commission on April 25, 2007

Registration No. 333-_____

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM S-3

REGISTRATION STATEMENT UNDER THE SECURITIES ACT OF 1933

TRIBUNE COMPANY

(Exact name of registrant as specified in its charter)

Delaware	36-1880355
(State or other jurisdiction of incorporation or organization)	(I.R.S. Employer Identification No.)

435 North Michigan Avenue

Chicago, Illinois 60611

(312) 222-9100

(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

Crane H. Kenney, Esq.

Senior Vice President, General Counsel and Secretary

Tribune Company

435 North Michigan Avenue

Chicago, Illinois 60611

(312) 222-9100

(Name, address, including zip code, and telephone number, including area code, of agent for service)

with copies to:
Steven A. Rosenblum, Esq.	Larry A. Barden, Esq.
Wachtell, Lipton, Rosen & Katz	Sidley Austin LLP
51 West 52nd Street	One South Dearborn Street
New York, NY 10019	Chicago, Illinois 60603
(212) 403-1000	(312) 853-7000

Approximate date of commencement of proposed sale to the public:  From time to time after this registration statement becomes effective.

If the only securities being registered on this Form are being offered pursuant to dividend or interest reinvestment plans, please check the following box:   ☐

If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, other than securities offered only in connection with dividend or interest reinvestment plans, check the following box:☒

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

If this Form is a registration statement pursuant to General Instruction I.D. or a post-effective amendment thereto that shall become effective upon filing with the Commission pursuant to Rule 462(e) under the Securities Act, check the following box.  ☒

If this Form is a post-effective amendment to a registration statement filed pursuant to General Instruction I.D. filed to register additional securities or additional classes of securities pursuant to Rule 413(b) under the Securities Act, check the following box.  ☐

CALCULATION OF REGISTRATION FEE

Title of Each Class of Securities to Be Registered	Amount to be Registered(1)	Proposed Maximum Offering Price Per Share	Proposed Maximum Aggregate Offering Price	Amount of Registration Fee
Common Stock, $.01 par value per share	48,753,788	N/A	$1,579,622,731.20 (2)	$48,494.42

Series A Junior Participating Preferred Stock Purchase Rights	(3)	(3)	(3)	(3)

(1)             Also registered hereby are such additional and indeterminate number of shares of common stock and Series A Junior Participating Preferred Stock purchase rights of the Registrant as may become issuable as the result of stock splits, stock dividends or similar transactions affecting the common stock of the Registrant.

(2)             Estimated solely for purposes of calculating the registration fee pursuant to Rule 457(c) under the Securities Act, based on the product of (a) 48,753,788, multiplied by (b) $32.40, the average of the high and low sale prices for shares of the Registrant’s common stock as reported on the New York Stock Exchange on April 23, 2007.

(3)             Rights are initially carried and traded with the common stock of the Registrant.  The value attributable to such rights, if any, is reflected in the market price of the common stock of the Registrant.

PROSPECTUS

Tribune Company

48,753,788 Shares of Common Stock, par value $0.01 per share

This prospectus relates solely to the resale from time to time of up to an aggregate of 48,753,788 shares of common stock of Tribune Company by the stockholders identified in this prospectus that have contractual registration rights with us or any of their permitted transferees, as described herein.  The selling stockholders may sell none, some or all of the shares offered by this prospectus.  We cannot predict when or in what amounts the selling stockholders may sell any of the shares offered by this prospectus.  You should read this prospectus and the applicable prospectus supplements carefully before you invest.

We will not receive any of the proceeds from the sale of these shares by the selling stockholders. We have agreed to pay all expenses relating to this registration, except the underwriting discounts, commissions and transfer taxes, if any, relating to the sale of these shares of our common stock, and any fees and expenses of outside counsel for the selling stockholders.

Our common stock is listed on the New York Stock Exchange under the symbol “TRB.”  The last reported sale price of our common stock on April 24, 2007 was $32.55 per share.  Our executive offices are located at 435 North Michigan Avenue, Chicago, Illinois 60611, and our telephone number is (312) 222-9100.

Investing in our common stock involves risks. See “Risk Factors” beginning on page 5.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

The date of this prospectus is April 25, 2007.

i

ABOUT THIS PROSPECTUS

This prospectus is part of a registration statement that we filed with the Securities and Exchange Commission (the “SEC”) utilizing a shelf registration process.  Under this shelf registration process, the selling stockholders named herein may from time to time sell the shares of common stock described in this prospectus in one or more offerings.  This prospectus provides you with a general description of the common stock that the selling stockholders may offer.  Each time a selling stockholder sells common stock, we will provide you with a prospectus supplement and, if applicable, a pricing supplement.  The prospectus supplement and any applicable pricing supplement will describe the specific amounts, prices and terms of the common stock being offered.  It is important that you read and consider all information contained or incorporated by reference in this prospectus, the applicable prospectus supplement and any applicable pricing supplement. The prospectus supplement and any applicable pricing supplement may also add to, update or change the information in this prospectus.  You should also read and consider the information in the documents to which we have referred you in “Where You Can Find More Information” in this prospectus.

No person is authorized to give any information or to make any representations other than those contained or incorporated by reference in this prospectus and, if given or made, such information or representations must not be relied upon as having been authorized.  This prospectus does not constitute an offer to sell or the solicitation of an offer to buy any securities other than the securities described in this prospectus or an offer to sell or the solicitation of an offer to buy such securities in any circumstances in which such offer or solicitation is unlawful.  Neither the delivery of this prospectus, the applicable prospectus supplement or any applicable pricing supplement, nor any sale made hereunder, shall under any circumstances create any implication that there has been no change in our affairs since the date of this prospectus or the applicable prospectus supplement, or that the information contained or incorporated by reference in this prospectus is correct as of any time subsequent to the date of such information.

The distribution of this prospectus, the applicable prospectus supplement and any applicable pricing supplement and the offering of the shares of our common stock covered by this prospectus in certain jurisdictions may be restricted by law.  This prospectus does not constitute an offer, or an invitation on our behalf, to subscribe to or purchase any of the shares of our common stock, and may not be used for or in connection with an offer or solicitation by anyone, in any jurisdiction in which such an offer or solicitation is not authorized or to any person to whom it is unlawful to make such an offer or solicitation.

In this prospectus, unless otherwise stated, references to “Tribune,” “the Company,” “we,” “us” and “our” refer to Tribune Company and its subsidiaries.

BACKGROUND—THE LEVERAGED ESOP TRANSACTIONS

On April 1, 2007, our board of directors (the “Board”), based on the recommendation of a special committee of the Board comprised entirely of independent directors (the “Special Committee”), approved a series of transactions (which we refer to collectively as the “Leveraged ESOP Transactions”) with a newly formed Tribune Employee Stock Ownership Plan (the “ESOP”), EGI-TRB, L.L.C., a Delaware limited liability company (the “Zell Entity”) wholly owned by Sam Investment Trust (a trust established for the benefit of Samuel Zell and his family), and Samuel Zell.  Representatives of the Chandler Trusts (as defined below) on the Board abstained from voting as directors.

Before recommending the Leveraged ESOP Transactions, the Special Committee conducted a process to solicit and consider a number of third-party proposals and other alternatives with respect to the Company.  These included the sale of the Company, a sale or spin-off of the Company’s broadcasting operations, and a recapitalization of the Company.  The Special Committee concluded that the Leveraged ESOP Transactions were in the best interests of the Company and its stockholders, and recommended approval to the Board.

The Leveraged ESOP Transactions consist of a series of transactions that include the following:

•                    Pursuant to a purchase agreement dated April 1, 2007 (the “ESOP Purchase Agreement”), the ESOP purchased 8,928,571 shares of our common stock from the Company at a price of $28.00 per share.  The ESOP paid for this purchase with a promissory note of the ESOP in favor of the Company in the principal amount of $250 million, to be repaid by the ESOP over the 30-year life of the loan through its use of annual contributions from the Company to the ESOP and/or distributions paid on the shares of our common stock held by the ESOP.

•                    Pursuant to a purchase agreement dated April 1, 2007 (the “Zell Entity Purchase Agreement” and, together with the ESOP Purchase Agreement, the “Purchase Agreements”), the Zell Entity made an initial investment of $250 million in the Company in exchange for (1) 1,470,588 shares of our common stock at a price of $34.00 per share and (2) an unsecured subordinated exchangeable promissory note of the Company in the principal amount of $200 million, which the Company must repay immediately prior to the Merger (as defined below) (collectively, the “Step One Purchase Transaction”).  The promissory note is exchangeable at the Company’s option, or automatically upon termination of the Merger Agreement (as defined below), into an aggregate of 5,882,353 shares of our common stock, subject to antidilution adjustments.  The shares of our common stock, the exchangeable promissory note and any underlying shares acquired upon exchange that are held by the Zell Entity are subject to certain transfer restrictions until April 23, 2010.  Pursuant to the Zell Entity Purchase Agreement, the Company will cause Mr. Zell to be appointed to its Board at such time as the Board next takes any action as a board of directors after April 23, 2007, the date of the consummation of the Step One Purchase Transaction, but in no event later than May 9, 2007; Mr. Zell will be appointed as Chairman of the Board effective as of the date of the consummation of the Step Two Purchase Transaction (as defined below).

•                    The Company agreed to commence a tender offer to repurchase up to 126,000,000 shares of our common stock that are currently outstanding at a price of $34.00 per share (the “Share Repurchase”). The Company’s obligations to consummate the Share Repurchase are subject to various conditions, including the receipt of necessary financing for the Share Repurchase, the receipt of a solvency opinion from Valuation Research Corporation or another nationally recognized valuation firm satisfactory to us, and the closing of the Step One Purchase Transaction (which has been satisfied).

•                    The Company entered into an Agreement and Plan of Merger (the “Merger Agreement”) with GreatBanc Trust Company, not in its individual or corporate capacity, but solely as trustee of the Tribune Employee Stock Ownership Trust, a separate trust which forms a part of the ESOP, Tesop Corporation, a Delaware corporation wholly owned by the ESOP (“Merger Sub”), and the Zell Entity (solely for the limited purposes specified therein) providing for Merger Sub to be merged with and into the Company, and following such merger, the Company to continue as the surviving corporation wholly owned by the ESOP (the “Merger”).  In connection with the Merger, each outstanding share of our common stock (other than those held by the ESOP and other than dissenting shares) will be converted into the right to receive $34.00 per share in cash.  If the Merger does not close by January 1, 2008, stockholders will receive an additional 8% annualized “ticking fee,” calculated from January 1, 2008 through the date of closing of the Merger.  The Merger is subject to various conditions set forth in the Merger Agreement.  Completion of the Share Repurchase is not a condition to the Merger.

•                    In the Merger, the Zell Entity will receive cash for the shares of our common stock it owns and, immediately prior to the Merger, the Company will repay the exchangeable promissory note held by the Zell Entity.  Following the consummation of the Merger, the Zell Entity will purchase from the Company, for an aggregate amount of $315 million, a $225 million subordinated promissory note and a 15-year warrant (the “Warrant”) (collectively, the “Step Two Purchase Transaction”).  The Warrant will entitle the Zell Entity to purchase 43,478,261 shares of our common stock (subject to adjustment), which will represent approximately 40% of the economic equity interest in the Company following the Merger (on a fully-diluted basis, including after giving effect to share equivalents under a management equity incentive plan).  The Warrant will have an initial aggregate exercise price of $500 million, increasing by $10 million per year for the first 10 years of the Warrant, for a maximum aggregate exercise price of $600 million (subject to adjustment).

•                    The Company has agreed to grant the Zell Entity and the ESOP registration rights, in the event the Merger does not close, with respect to the shares of our common stock that the Zell Entity and the ESOP purchased from the Company in their initial investments.  However, the Zell Entity will not be able to exercise its registration rights prior to April 23, 2010 and, in the event the Merger does not close, will be prohibited from selling or assigning its shares of our common stock, exchangeable promissory note or underlying shares acquired upon exchange until April 23, 2010 other than to certain permitted transferees.  In addition, the ESOP will not be able to exercise its registration rights prior to April 1, 2008.  The Company has also agreed to grant registration rights to each of Chandler Trust No. 1 and Chandler Trust No. 2 (together, the “Chandler Trusts”), the selling stockholders identified in this prospectus.  See “Selling Stockholders — Material Relationships with the Selling Stockholders.”

•                    The Company has secured financing commitments from certain lenders to provide the Company with the ability to borrow the amounts required for purposes of financing the Leveraged ESOP Transactions, to refinance certain indebtedness of the Company, including indebtedness under its existing credit facilities, and for working capital and general corporate purposes of the Company.  The financing commitments are subject to certain conditions, and, as of the date of this prospectus, definitive agreements have not been executed.

•                    The Chandler Trusts have entered into agreements whereby they have committed to tender in the Share Repurchase all shares of our common stock held by them as of the expiration of the Share Repurchase and to vote all of the shares held by them as of the record date in favor of the Merger Agreement and the transactions contemplated thereby.  See “Selling Stockholders — Material Relationships with the Selling Stockholders.”

•                    After the 2007 baseball season, the Company intends to sell the Chicago Cubs and the Company’s 25 percent stake in Comcast SportsNet Chicago.  The Company currently expects that proceeds from such sales will be used to pay down Company debt.

CAUTIONARY NOTE ON FORWARD-LOOKING STATEMENTS

This prospectus, including any documents incorporated by reference or deemed to be incorporated by reference, contains “forward-looking statements” that are subject to certain risks, trends and uncertainties that could cause actual results and achievements to differ materially from those expressed in the forward-looking statements.  Such risks, trends and uncertainties are in some instances beyond the Company’s control.

The words “believe,” “expect,” “anticipate,” “estimate,” “could,” “should,” “intend” and similar expressions generally identify forward-looking statements.  These statements are not guarantees of performance.  They are inherently subject to known and unknown risks, uncertainties and assumptions that could cause our future results and stockholder value to differ materially from those expressed in these statements.  Our actual actions or results may differ materially from those expected or anticipated in the forward-looking statements.  Specific factors that might cause such a difference include, but are not limited to, the following:

•                    our ability to consummate the Merger and the other Leveraged ESOP Transactions;

•                    our ability to obtain necessary consents or approvals from the Federal Communications Commission (“FCC”) under the Communications Act of 1934;

•                    our ability to obtain the necessary financing for the Share Repurchase and the Merger;

•                    the effects of our increased debt subsequent to the Share Repurchase and the other Leveraged ESOP Transactions;

•                    the demand for our advertising being impacted by changes in economic conditions and fragmentation of the media landscape;

•                    the possible decline in our newspaper circulation and broadcasting audience share as consumers migrate to other media alternatives;

•                    changes in the regulatory landscape affecting our business operations and asset mix;

•                    the impact of the availability and cost of quality syndicated programming on our television ratings;

•                    the impact of events beyond our control;

•                    unforeseen volatility in newsprint prices and cost of broadcast programming rights;

•                    the highly competitive nature of the media business or our ability to achieve operating and financial targets;

•                    our ability to attract and retain qualified management and personnel;

•                    potential claims and other liabilities that may be asserted against the Company;

•                    fluctuations in the market value of our common stock;

•                    the outcome of previously disclosed governmental investigations by the United States Attorney for the Eastern District of New York;

•                    delays in supply of our raw materials used in our operations;

•                    changes in our business strategy or development plans, including potential divestiture, exchange, reorganization or spin-off of certain of our publishing or interactive assets and some or all of our broadcasting and entertainment assets;

•                    our borrowing costs increasing due to increased debt;

•                    any further downgrade in the Company’s credit ratings as a result of the Share Repurchase and the other Leveraged ESOP Transactions;

•                    changes in accounting standards;

•                    adverse effects of derivative transactions;

•                    adverse results from litigation or governmental investigations;

•                    additional tax liabilities;

•                    changes in interest rates;

•                    our reliance on third-party vendors for various services;

•                    labor strikes, lock-outs and protracted negotiations; and

•                    future acquisitions, investments and divestitures.

These risks and uncertainties include risks related to our businesses as well as the factors relating to the transactions discussed in this prospectus.  You should not place undue reliance on the forward-looking statements, which speak only as to the date of this prospectus or the date of documents incorporated by reference. We undertake no obligation to update any forward-looking statements, whether as a result of new information, future events or otherwise.

In addition, please refer to our Annual Report on Form 10-K for the fiscal year ended December 31, 2006, as filed with the SEC on February 26, 2007, which is incorporated by reference herein, for additional information on risks and uncertainties that could cause actual results to differ materially from those described in the forward-looking statements or that may otherwise impact our company and business.  See “Where You Can Find More Information” below.  Any statement contained in this prospectus or in a document incorporated herein by reference into this prospectus shall be deemed to be modified or superseded to the extent such statement is modified or superseded in any subsequently filed document.  Any statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute a part of this prospectus.

TRIBUNE COMPANY

We are a media and entertainment company, operating primarily in the United States, that conducts our operations through two business segments: publishing and broadcasting and entertainment.  In publishing, our leading daily newspapers include the Los Angeles Times, Chicago Tribune and Newsday (Long Island, NY), The Sun (Baltimore), South Florida Sun-Sentinel, Orlando Sentinel and Hartford Courant.  Our broadcasting group operates 23 television stations, Superstation WGN on national cable, Chicago’s WGN-AM and the Chicago Cubs baseball team.  Popular news and information websites complement our print and broadcast properties and extend our nationwide audience.  These segments reflect the manner in which we sell our products to the marketplace, manage our operations and make business decisions.  Our media operations are principally in major metropolitan areas of the United States and compete against all types of media on both a local and national basis.  We were founded in 1847 and incorporated in Illinois in 1861.  As a result of a corporate restructuring in 1968, we became a holding company incorporated in Delaware.

RISK FACTORS

Investing in our common stock involves risks. You should carefully consider, among other things, the matters discussed under Item 1A of our most recently filed Annual Report on Form 10-K for the fiscal year ended December 31, 2006, as filed with the SEC on February 26, 2007, and in other documents that we subsequently file with the SEC, all of which are incorporated by reference into this prospectus and, in particular, the risk factors described below.

Our businesses may be adversely affected by the Leveraged ESOP Transactions and the failure to consummate the pending Leveraged ESOP Transactions.

We have spent significant time and financial resources preparing for the Leveraged ESOP Transactions.  There are uncertainties and other factors that may affect our business prior to the consummation of the Leveraged ESOP Transactions, including:

•                    the outcome of any litigation and judicial actions or proceedings that have been or may be instituted against us and others relating to the proposed Leveraged ESOP Transactions, including any legislative or regulatory action;

•                    management’s attention from our day to day business and potential growth opportunities may be diverted during the pendency of the Leveraged ESOP Transactions;

•                    uncertainties with regards to the Leveraged ESOP Transactions may adversely affect our existing relationships with our employees, customers and vendors; and

•                    certain costs relating to the Merger, such as legal, accounting and financial advisory fees, are payable by us whether or not the Merger is completed.

Additionally, there are uncertainties and other factors that may affect the timing of the consummation of the Share Repurchase and the Merger, as well as whether or not the Share Repurchase and the Merger will be consummated, including:

•                    the occurrence of any event, change or other circumstances that could give rise to the termination of the Merger Agreement or the Zell Entity Purchase Agreement;

•                    the inability to complete the Merger due to the failure to obtain stockholder approval or the failure to satisfy other conditions to consummation of the Merger, including the inability to obtain the approval of the FCC or other regulatory approvals required by the Merger Agreement and the Zell Entity Purchase Agreement;

•                    the failure of us to obtain the necessary financing arrangements set forth in the debt commitment letters received in connection with the Leveraged ESOP Transactions; and

•                    the failure of the Share Repurchase or the Merger to close for any other reason.

In the event that the Leveraged ESOP Transactions are not completed in a timely manner or at all, we may be subject to several risks including the following:

•                    the current market price of our common stock may reflect a market assumption that the Leveraged ESOP Transactions will occur and a failure to complete the Leveraged ESOP Transactions could result in a decline in the market price of our common stock;

•                    our current plans and operations may be disrupted; and

•                    the potential difficulties for our employee retention as a result of any delay of the completion of the Merger.

We currently have substantial debt and other financial obligations, and we expect to incur significant additional debt in connection with the Leveraged ESOP Transactions.

We currently have substantial debt and other financial obligations.  In connection with the Leveraged ESOP

Transactions, we have entered into agreements with certain financial institutions for commitments to provide us with significant additional debt financing.  Pursuant to the terms of these debt commitments, we currently expect to enter into new $8.028 billion senior secured credit facilities to be used by us, among other ways, for purposes of the consummation of the Share Repurchase, to refinance certain of our existing indebtedness and for general corporate purposes.  These new senior secured credit facilities will be guaranteed by certain of our direct and indirect U.S. subsidiaries and secured by a pledge of the capital stock of certain of our subsidiaries.  We have also secured commitments from the same financial institutions for a $2.105 billion incremental term loan facility and a $2.1 billion senior unsecured bridge facility.  We also may elect to issue $2.1 billion of senior notes or senior subordinated notes in lieu of drawing under the $2.1 billion senior unsecured bridge facility.  These additional borrowings or issuances will in all cases be used by us, among other ways, in connection with the payment of the merger consideration in connection with the consummation of the Merger.

Our significantly increased debt level and related debt service obligations:

•                    will require us to dedicate greater amounts of our cash flow to the payment of principal and interest on our debt which will reduce the funds we have available for other purposes;

•                    will limit our liquidity and operational flexibility in changing economic, business and competitive conditions which could require us to consider deferring planned capital expenditures, reducing discretionary spending, selling additional assets or deferring acquisitions or other strategic opportunities;

•                    will impose on us additional financial and operational restrictions; and

•                    will expose us to increased interest rate risk because a substantial portion of our debt obligations will be at variable interest rates.

Our ability to make scheduled payments on our debt and other financial obligations will depend on our future financial and operating performance.  Based on our current level of operations, we believe our cash flow from operations, available cash and available borrowings under the new credit facilities described above will be adequate to meet our liquidity needs for the foreseeable future.  There can be no assurances, however, that our business will generate sufficient cash flow from operations or that future borrowings will be available to us under these new credit facilities in an amount sufficient to enable us to pay our indebtedness or to fund our other liquidity needs.  Our financial and operating performance is subject to prevailing economic and industry conditions and to financial, business and other factors, some of which are beyond our control.  Our increased leverage exposes us to significant risk in the event of downturns in our businesses (whether through competitive pressures or otherwise), in our industries or in the economy generally, because although our cash flows would decrease in this scenario, our required payments in respect of indebtedness will not.

In the future, we may need to refinance all or a portion of our indebtedness on or before maturity.  There can be no assurance that we will be able to refinance any of our indebtedness on commercially reasonable terms or at all.  In addition, if we do not comply with the financial and other restrictive covenants under our credit facilities, we may default under them.  Upon default, our lenders could accelerate the indebtedness under the facilities, foreclose against their collateral or seek other remedies, which could jeopardize our ability to continue our current operations.

Continuing fragmentation in the media industry and increasing competition from alternative media sources may adversely affect our revenue growth.

Our publishing and broadcasting businesses continue to operate in an increasingly challenging market environment.  Advertising revenue remains the primary source of revenue for these businesses.  Increasing competition from alternative media, including other metropolitan, suburban and national newspapers, broadcasters, cable systems and networks, satellite television and radio, websites, magazines, direct marketing and solo and shared mail programs continues to affect our ability to retain advertising clients and raise advertising rates.  Alternative media sources also affect our ability to maintain or increase our circulation revenues in our publishing business and our television viewing audience share in our broadcasting business.  All of these factors continue to contribute to a difficult sales environment and may further adversely impact our ability to grow our revenues.

Consummation of the Leveraged ESOP Transactions will require regulatory approval from the FCC.

In connection with the Leveraged ESOP Transactions, the parties to the Merger Agreement and the Zell Entity Purchase Agreement are required to file applications with the FCC seeking consent to the transfer of control of the

Company from its public stockholders to the ESOP, the Zell Entity and Samuel Zell.  In connection with seeking this consent to the transfer of control, the parties making the application will also request that the FCC:

•                           waive its rule prohibiting the common ownership of daily English language newspapers and broadcast stations (“the cross-ownership rule”) in the five markets where we own such combinations (with one waiver being necessary to continue a previously “grandfathered” newspaper-broadcast combination in the Chicago market following the consummation of a transfer of control);

•                           address the Company’s pending license renewal applications;

•                           grant a “failing station waiver” to permit the continued common ownership of the Company’s two television stations in Hartford, Connecticut; and

•                           grant a “satellite waiver” to permit the continued common ownership and operation of WTTK, Kokomo, Indiana, as a satellite station of WTTV, Indianapolis, Indiana.

Because none of our cross-ownership waivers can be transferred under a transfer of control application, we are required to seek new waivers in each of New York, Los Angeles, Chicago, Miami-Ft. Lauderdale and Hartford, which are the five markets in which the Company has a cross-ownership.  The FCC is continuing to review its ownership rules, including the cross-ownership rule.  In connection with this pending rulemaking, we anticipate that certain parties may file petitions to deny or other objections with the FCC which will oppose the grant of cross-ownership waivers to us in connection with our transfer of control application.  The FCC may also grant a cross-ownership waiver that could require us to come into compliance with the cross-ownership rule within a specified time period, which might require us to divest either our newspaper or broadcast assets in one or more of the five cross-ownership markets.

The FCC also generally will not act on a transfer of control application for a broadcast station when a license renewal application is pending for such station.  While the FCC could accelerate the processing of the pending renewal applications and act upon them at the same time it acts on the transfer of control applications, in the event that it does not elect to do so, there is a possibility that these renewal applications could remain pending until after the FCC completes its current rulemaking process.

As described above, we must also obtain a new “failing station waiver” for our two broadcast stations in Hartford and a new “satellite waiver” to permit the continued common ownership and operation of our two broadcast stations in Indianapolis.  While the Company has previously obtained these waivers from the FCC and continues to believe that the relevant factors for purposes of granting such waivers continue to be satisfied, there can be no assurance that the FCC will in fact grant these new waivers to the Company.

UNAUDITED PRO FORMA CONSOLIDATED FINANCIAL STATEMENTS

The following unaudited pro forma condensed consolidated financial statements present the Company’s pro forma consolidated financial position at December 31, 2006 and its pro forma consolidated results of operations for the year then ended. These unaudited pro forma consolidated financial statements are derived from our historical consolidated financial statements and give effect to the repurchase of shares of our common stock pursuant to the Share Repurchase and the related refinancings of certain indebtedness of the Company, as if such repurchase and refinancings had occurred at the beginning of fiscal year 2006 for purposes of the pro forma condensed consolidated statement of income and as if such repurchase and refinancings had occurred at the end of fiscal year 2006 for purposes of the pro forma condensed consolidated balance sheet. In addition, these unaudited pro forma condensed consolidated financial statements give effect to the Purchase Agreements as if such agreements had been consummated at the beginning of fiscal year 2006 for purposes of the pro forma condensed consolidated statement of income and as if such agreements had been consummated at the end of fiscal year 2006 for purposes of the pro forma condensed consolidated balance sheet.

The unaudited pro forma condensed consolidated financial statements include adjustments directly attributable to the Share Repurchase and related refinancings that are expected to have a continuing impact on the Company.  The unaudited pro forma condensed consolidated financial statements do not give effect to the consummation of the Merger, the repayment of the exchangeable promissory note held by the Zell Entity, the issuance of a $225 million subordinated promissory note or the Warrant because the consummation of such transactions is subject to the satisfaction of certain conditions, including stockholder approval, FCC approval and the receipt of a solvency opinion. The pro forma adjustments are described in the accompanying notes to the unaudited pro forma condensed consolidated financial statements.  We believe the assumptions used, and pro forma adjustments derived from such assumptions, are reasonable based upon currently available information.  However, such adjustments are subject to change based on finalization of the Share Repurchase and related refinancings, and the Purchase Agreements.  The Share Repurchase is subject to a number of conditions, and there can be no assurance that the Share Repurchase will be consummated or when such consummation might occur.

These unaudited pro forma condensed consolidated financial statements should be read in conjunction with our audited consolidated financial statements and the related notes filed as part of our Annual Report on Form 10-K for the year ended December 31, 2006 which is incorporated herein by reference. These unaudited pro forma condensed consolidated financial statements are not necessarily indicative of either our financial position or the results of operations that actually would have been attained had the repurchase of shares of our common stock and related refinancings, pursuant to the Share Repurchase, and consummation of the Purchase Agreements been completed at the dates indicated, or that will be achieved in the future. These unaudited pro forma condensed consolidated financial statements have been included herein for information and comparative purposes only. Our future results are subject to prevailing economic and industry specific conditions and financial, business and other known and unknown risks and uncertainties, certain of which are beyond our control. These factors include, without limitation, those described in this prospectus under “Cautionary Note on Forward-Looking Statements.”

Pro Forma Condensed Consolidated Statement of Income (Unaudited)

For the Year Ended December 31, 2006

(In thousands, except per share data)

	Historical	Pro Forma Adjustments		Pro Forma

Operating Revenues	$5,517,708	$—		$5,517,708

Operating Expenses
Cost of sales (exclusive of items shown below)	2,736,411	—		2,736,411
Selling, general and administrative	1,469,274	—		1,469,274
Depreciation	207,200	—		207,200
Amortization of intangible assets	19,813	—		19,813
Total operating expenses	4,432,698	—		4,432,698

Operating Profit	1,085,010	—		1,085,010
Net income on equity investments	80,773	—		80,773
Interest and dividend income	14,145	—		14,145
Interest expense	(273,902)	(481,885)	(a)	(755,787)
Gain on change in fair values of derivatives and related investments	11,088	—		11,088
Gain on TMCT transactions	59,596	—		59,596
Gain on sales of investments, net	36,732	—		36,732
Other non-operating loss, net	(4,447)	—		(4,447)
Income from Continuing Operations Before Income Taxes	1,008,995	(481,885)		527,110
Income taxes	(348,142)	180,707	(b)	(167,435)
Income from Continuing Operations	$660,853	$(301,178)		$359,675

Earnings Per Share from Continuing Operations
Basic	$2.40			$2.39
Diluted	$2.39			$2.31

Weighted-average Common Shares Outstanding
Basic	272,672	(124,529)	(c)	148,143
Diluted	274,411	(118,647)	(c)	155,764

See “Notes to Unaudited Pro Forma Condensed Consolidated Financial Statements” beginning on page 11.

Pro Forma Condensed Consolidated Balance Sheet (Unaudited)

As of December 31, 2006

(In thousands of dollars)

		Pro Forma
	Historical	Adjustments		Pro Forma
Assets

Current Assets
Cash and cash equivalents	$174,686	$—		$174,686
Accounts receivable, net	765,871	—		765,871
Inventories	40,962	—		40,962
Broadcast rights	271,995	—		271,995
Deferred income taxes	74,450	—		74,450
Prepaid expenses and other	49,466	—		49,466
Total current assets	1,377,430	—		1,377,430

Properties
Property, plant and equipment	3,592,477	—		3,592,477
Accumulated depreciation	(1,907,365)	—		(1,907,365)
Net properties	1,685,112	—		1,685,112

Other Assets
Broadcast rights	295,186	—		295,186
Goodwill	5,837,208	—		5,837,208
Other intangible assets, net	2,846,057	—		2,846,057
Time Warner stock related to PHONES debt	348,480	—		348,480
Other investments	564,750	—		564,750
Prepaid pension costs	293,455	—		293,455
Assets held for sale	9,172	—		9,172
Other	143,922	108,857	(d)	252,779
Total other assets	10,338,230	108,857		10,447,087
Total assets	$13,400,772	$108,857		$13,509,629

Liabilities and Shareholders’ Equity

Current Liabilities
Borrowings under bridge credit facility	$1,310,000	$(1,310,000)	(e)	$—
Other debt due within one year	119,007	(97,019)	(e)	21,988
Contracts payable for broadcast rights	317,945	—		317,945
Deferred income	108,607	—		108,607
Accounts payable, accrued expenses and other current liabilities	691,155	(7,929)	(d)	683,226
Total current liabilities	2,546,714	(1,414,948)		1,131,766

Long-Term Debt
PHONES debt related to Time Warner stock	572,960	—		572,960
Other long-term debt (less portions due within one year)	3,003,251	5,776,539	(e)	8,779,790
Total long-term debt	3,576,211	5,776,539		9,352,750

Other Non-Current Liabilities
Deferred income taxes	1,974,672	—		1,974,672
Contracts payable for broadcast rights	425,927	—		425,927
Compensation and other obligations	557,632	—		557,632
Total other non-current liabilities	2,958,231	—		2,958,231

Shareholders’ Equity
Common stock and additional paid-in capital	6,837,029	(1,784,235)	(g)	5,052,794
Retained earnings	3,138,313	(13,214)	(d)	565,526
		(54,288)	(f)
		(2,505,285)	(g)
Treasury common stock (at cost)	(5,288,341)	354,288	(f)	(4,934,053)
Unearned ESOP shares	—	(250,000)	(f)	(250,000)
Accumulated other comprehensive income (loss)	(367,385)	—		(367,385)
Total shareholders’ equity	4,319,616	(4,252,734)		66,882
Total liabilities and shareholders’ equity	$13,400,772	$108,857		$13,509,629

See “Notes to Unaudited Pro Forma Condensed Consolidated Financial Statements” beginning on page 11.

Notes to Unaudited Pro Forma Condensed Consolidated Financial Statements

On April 1, 2007, our Board, based on the recommendation of the Special Committee, approved the Company’s entry into the Leveraged ESOP Transactions.  In connection with the Leveraged ESOP Transactions, the Company agreed to launch the Share Repurchase to repurchase up to 126,000,000 shares of our common stock that are currently outstanding at a price of $34.00 per share. On April 1, 2007, the Company also entered into the Zell Entity Purchase Agreement and the ESOP Purchase Agreement.  The terms of these agreements included the following:

•                  Pursuant to the ESOP Purchase Agreement, on April 1, 2007, the ESOP purchased from the Company 8,928,571 shares of our common stock at a price of $28.00 per share.  The ESOP paid for this purchase with a promissory note of the ESOP in favor of the Company in the principal amount of $250 million, to be repaid by the ESOP over the 30-year life of the loan through its use of annual contributions from the Company to the ESOP and/or distributions paid on the shares of our common stock held by the ESOP.

•                  Pursuant to the Zell Entity Purchase Agreement, on April 23, 2007, the Zell Entity made an initial investment of $250 million in the Company in exchange for (1) 1,470,588 shares of our common stock at $34.00 per share and (2) an unsecured subordinated exchangeable promissory note of the Company in the principal amount of $200 million. The promissory note is exchangeable at the Company’s option, or automatically upon termination of the Merger Agreement, into an aggregate of 5,882,353 shares of our common stock, subject to antidilution adjustments.

To finance the Share Repurchase and to refinance indebtedness under its existing credit facilities, the Company has secured financing commitments from certain lenders.

The unaudited pro forma condensed consolidated statement of income does not reflect material non-recurring charges, which we anticipate will affect income from continuing operations within 12 months following the Share Repurchase and related refinancings. The most significant of these charges are costs related to the extinguishment of the Company’s existing term facility and bridge credit facility. We currently estimate that the income statement charges related to the extinguishment will be approximately $9 million after-tax. The unaudited pro forma condensed consolidated balance sheet reflects the impact of these non-recurring charges.

The pro forma adjustments for the Share Repurchase and related refinancings, and the Purchase Agreements are described below.

(a)          The pro forma interest expense adjustment assumes the issuance of approximately $7.1 billion of new variable rate debt to finance the Share Repurchase and to refinance the Company’s existing term facility, existing bridge credit facility, and outstanding commercial paper.  A rate of 7.86%, based on LIBOR (at April 19, 2007) plus a spread of 2.5%, has been used to compute pro forma interest expense on the new borrowings.  The pro forma interest expense adjustment is net of the historical interest expense on the Company’s term facility, bridge credit facility and commercial paper that were assumed to be refinanced and includes the amortization of estimated debt issuance costs of $130 million using an average life of seven years.  A one-eighth percentage point change in the assumed interest rate on the new borrowings would increase or decrease pro forma interest expense by approximately $9 million.

In addition, the pro forma interest expense adjustment also includes interest on the $200 million subordinated exchangeable promissory note assumed to be issued in connection with the Zell Entity Purchase Agreement.  A rate of 4.81%, based on the rate specified in the Zell Entity Purchase Agreement, has been used to compute interest expense on the promissory note.

The following table summarizes the pro forma interest expense adjustment.

Pro forma interest expense adjustment ($ in millions)
New variable rate debt	$556
$200 million promissory note	10
Amortization of debt issuance costs	19
Less: existing term facility	(54)
Less: existing bridge credit facility	(44)
Less: existing commercial paper	(5)
Interest expense adjustment	$482

(b)         Reflects the income tax effect of the pro forma interest expense adjustment utilizing the applicable statutory tax rate for the year ended December 31, 2006.

(c)          The pro forma adjustment to basic weighted-average common shares outstanding reflects the repurchase of 126,000,000 shares of our common stock and the issuance of 1,470,588 shares of our common stock as of the beginning of fiscal year 2006 in connection with the Zell Entity Purchase Agreement.  The pro forma adjustment to diluted weighted-average common shares outstanding also reflects the assumed conversion of the $200 million subordinated exchangeable promissory note into 5,882,353 of our common stock as of the beginning of fiscal year 2006.

(d)         Reflects $130 million of debt issuance costs in connection with the new borrowings and the write-off of $21 million of debt issuance costs ($13 million after-tax) as a result of the extinguishment of the term facility and bridge credit facility.

(e)          To record the issuance of the new borrowings and the refinancing of the existing term facility, existing bridge credit facility and $97 million of the Company’s outstanding commercial paper.

(f)            To record the issuance of shares of our common stock to the ESOP and the Zell Entity in connection with the Purchase Agreements.  The shares were assumed to have been issued from our existing treasury common stock at the average value of $34.07 per share.

(g)         To record the repurchase and subsequent retirement of 126,000,000 shares of our common stock at $34.00 per share in connection with the Share Repurchase, including $5.5 million of related transaction costs.

USE OF PROCEEDS

We will not receive any proceeds from the resale of our common stock under this offering.  All proceeds from the sale of our common stock pursuant to this prospectus will be for the account of the selling stockholders.

DESCRIPTION OF CAPITAL STOCK

The following description of certain terms of our capital stock is not meant to be complete and is qualified by reference to our amended and restated certificate of incorporation, our bylaws and the Delaware General Corporation Law.  Copies of our amended and restated certificate of incorporation and bylaws are incorporated by reference herein.

Authorized Capital Stock

Our amended and restated certificate of incorporation authorizes us to issue up to 1,400,000,000 shares of common stock, par value $0.01 per share, and 12,000,000 shares of preferred stock, without par value, of which 6,000,000 shares are designated as series A junior participating preferred stock, without par value, and 137,643 shares are designated as series D-1 preferred stock, without par value. As of February 16, 2007, there were 240,197,343 shares of our common stock outstanding, excluding 60,683,388 shares held by subsidiaries of the Company.  As of the same date, none of the series A junior participating preferred stock was issued or outstanding, and all 137,643 shares of authorized series D-1 preferred stock were held by an affiliate of the Company.

Common Stock

Dividend Rights.  Holders of our common stock are entitled to receive dividends as declared by the Board. However, no dividend may be declared or paid on our common stock until we have paid (or declared and set aside funds for payment of) all dividends which have accrued on all classes of our preferred stock.

Voting Rights.

•                  Holders of our common stock are entitled to one vote per share.

•                  Article SIXTH of our amended and restated certificate of incorporation governing votes with respect to certain change of control transactions (described below) may be amended only by the affirmative vote of the holders of at least 66 2/3% of the outstanding capital stock of the Company entitled to vote thereon.

•                  Our bylaws may be made, altered, amended and repealed by the stockholders, but only by the affirmative vote of the holders of 80% of the outstanding stock of the Company entitled to vote.

•                  Any action required or permitted to be taken at any annual or special meeting of stockholders of the Company may be taken without a meeting only if a consent in writing setting forth the action so taken shall be signed by all stockholders entitled to vote with respect to the subject matter thereof.

•                  The affirmative vote of 80% of the outstanding stock of the Company entitled to vote is required to amend or repeal the provisions set forth in the two preceding bullet points.

Classified Board.  The Board currently consists of eleven members and is divided into three classes. Directors for each class are elected at the annual meeting held in the year in which the term for their class expires.

Liquidation Rights.  In the event of any liquidation, dissolution or winding up of the Company, after payments to holders of our preferred stock of amounts determined by the Board plus any accrued dividends, the Company’s remaining assets will be divided among holders of our common stock.

Preemptive or Other Subscription Rights.  Holders of our common stock do not have any preemptive right to subscribe to any additional issue or sale of the capital stock of the Company or to acquire any security convertible into capital stock of the Company.

Conversion, Redemption, Sinking Fund and Other Rights.  No conversion, redemption or sinking fund provisions apply to our common stock, and our common stock is not liable to further call or assessment by the Company. All issued and outstanding shares of our common stock are fully paid and non-assessable.

Restrictions on Alienability.  There are no restrictions on the alienability of our common stock.

Change in Control.  A merger or consolidation to which the Company is a party but not the surviving party, or a sale, lease or exchange to any person, firm or corporation of all or substantially all of the assets of the Company, may be made upon such terms and conditions and for such consideration as the Board shall approve and deem appropriate, when and as authorized by the affirmative vote of the holders of at least 66 2/3% of the outstanding capital stock of the Company entitled to vote thereon, or such greater percentage of such stock as may be required by other applicable provisions of the amended and restated certificate of incorporation, taken at an annual or special meeting of the Company’s stockholders.

Interested Party Transactions.  None of the following transactions may be effectuated unless a meeting of the Company’s stockholders is held to act thereon and voting securities representing at least 80% of the votes entitled to be cast are cast in favor thereof:

•                  an acquisition by us of stock of an interested party (defined below);

•                  a sale, lease or exchange of all or the major portion of the assets of the Company or an interested party to the other;

•                  a merger or consolidation to which the Company and an interested party are parties; or

•                  an amendment or repeal of the provision governing interested party transactions.

An “interested party” means any person, firm or corporation, or any group thereof acting in concert, which owns of record or beneficially, directly or indirectly, more than 10% of any class of stock of the Company.

Transfer Agent and Registrar.  The principal transfer agent and registrar for our common stock is Computershare Trust Company, N.A.

Series A Junior Participating Preferred Stock

We adopted a stockholder rights plan pursuant to a rights agreement with Computershare Trust Company, N.A. (formerly known as EquiServe Trust Company, N.A., formerly known as First Chicago Trust Company of New York), as rights agent, dated as of December 12, 1997, as amended by Amendment No. 1 dated June 12, 2000, Amendment No. 2 dated September 21, 2006 and Amendment No. 3 dated April 1, 2007. Set forth below is a summary of the material provisions of the rights agreement.  The summary does not include a complete description of all of the terms of the rights agreement. All our stockholders are urged to read carefully the relevant provisions of the rights agreement and the amendments thereto, copies of which are incorporated by reference herein.

Exercisability of Rights.  Under the rights agreement, one right attaches to each share of our common stock outstanding and, when exercisable, entitles the registered holder to purchase from us one two-hundredth of a share of series A junior participating preferred stock at a purchase price of $125, subject to customary anti-dilution adjustments.

The rights will not become exercisable until the earlier of:

•                  ten days following a public announcement that a person (other than the Robert R. McCormick Tribune Foundation or the Cantigny Foundation or any successor charitable entities, collectively referred to as the foundations) has become the beneficial owner of 10% or more of our common stock then outstanding; or

•                  ten business days, or such later date as may be determined by the Board, following the commencement of, or the announcement of an intention to commence, a tender offer or exchange offer that would result in a person becoming the beneficial owner of 10% or more of our common stock then outstanding.

“Flip In” Feature.  In the event a person (other than the foundations) becomes the beneficial owner of 10% or more of our common stock outstanding, each holder of a right, except for that person, will have the right to acquire, upon exercise of the right, instead of one two-hundredth of a share of series A junior participating preferred stock, shares of our common stock having a value equal to twice the exercise price of the right. For example, if we assume that the purchase price of $125 is in effect on the date that the flip-in feature of the rights is exercised, any holder of a right, except for the person (other than the foundations) that has become the beneficial owner of 10% or more of our common stock then outstanding, may exercise his or her right by paying to us $125 in order to receive from us shares of our common stock having a value equal to $250.

“Exchange” Feature.  At any time after a person (other than the foundations) becomes the beneficial owner of 10% or more, but less than 50%, of our common stock then outstanding, the Board may, at its option, exchange all or some of the rights, except for those held by such person, for our common stock at an exchange ratio of one share of our common stock or one two-hundredth of a share of series A junior participating preferred stock for each right, subject to adjustment.

“Flip Over” Feature.  In the event that, after a person acquires 10% or more of our common stock:

•                  The Company is acquired in a merger or other business combination transaction; or

•                  50% or more of its consolidated assets or earning power is sold,

then each holder of a right, except for a person (other than the foundations) that is the beneficial owner of 10% or more of our common stock then outstanding, will have the right to receive, upon exercise of the right, the number of shares of the acquiring company’s common stock having a value equal to twice the exercise price of the right.

Redemption of Rights.  At any time prior to the acquisition by a person (other than the foundations) of beneficial ownership of 10% or more of our common stock then outstanding, the Board may redeem all of the rights at a redemption price of $0.005 per right, subject to adjustment. The right to exercise the rights will terminate upon redemption and, at that time, the holders of the rights will have the right to receive only the redemption price for each right they hold.

Amendment of Rights.  At any time before a person (other than the foundations) becomes the beneficial owner of 10% or more of our common stock then outstanding, the terms of the existing rights agreement may be amended by the Board without the approval of the holders of the rights.  However, after the date any person (other than the foundations) acquires at least 10% of our outstanding common stock, the rights agreement may not be amended in any manner that would adversely affect the interests of the holders of the rights, excluding the interests of the acquiror.

Termination of Rights.  If not previously exercised, the rights will expire on January 5, 2008, unless we earlier redeem or exchange the rights or extend the expiration date.

Anti-Takeover Effects.  The rights have anti-takeover effects. Once the rights have become exercisable, in most cases the rights will cause substantial dilution to a person that attempts to acquire or merge with the Company. Accordingly, the existence of the rights may deter potential acquirors from making a takeover proposal or a tender offer. The rights should not interfere with any merger or other business combination approved by the Board because we may redeem the rights and because the Board can amend the rights agreement so that a transaction approved by the Board would not cause the rights to become exercisable.

In connection with the Leveraged ESOP Transactions, the Board adopted an amendment to the rights agreement to clarify that no person shall be deemed to be an “Acquiring Person” (as defined in the rights agreement) solely by virtue of the execution, delivery or performance of the Merger Agreement, the Zell Entity Purchase Agreement, the ESOP Purchase Agreement and the other agreements contemplated by the foregoing or necessary to implement the Leveraged ESOP Transactions.  The rights will therefore not become exercisable in connection with the consummation of the Leveraged ESOP Transactions.

Series A Junior Participating Preferred Stock.  In connection with the rights, the Board has authorized the issuance of 6,000,000 shares of preferred stock designated as series A junior participating preferred stock.  We designed the dividend, liquidation, voting and redemption features of the series A junior participating preferred stock so that the value of one two-hundredth of a share of series A junior participating preferred stock approximates the value of one share of our common stock. Shares of series A junior participating preferred stock may only be purchased after the rights have become exercisable. The rights of the series A junior participating preferred stock as to dividends, liquidation and voting, and in the event of mergers or consolidations, are protected by customary anti-dilution provisions.

Series D-1 Preferred Stock

The series D-1 certificate of designation designates 380,972 shares of series D-1 preferred stock, without par value.  As of December 31, 2006, 137,643 shares remained authorized and all such shares were held by an affiliate of the Company.

Dividend Rights.  Each share of series D-1 preferred stock pays a cumulative dividend, payable quarterly in arrears, with increases based on a fixed and certain schedule.  For 2007, the dividend is 7.15% per annum.

Voting Rights.  The series D-1 preferred stock generally has no voting rights, other than certain voting rights in connection with extraordinary circumstances.

Liquidation Rights.  Each share of series D-1 preferred stock has a liquidation value of $500 per share, plus an amount equal to all accrued and unpaid dividends.

Preemptive or Other Subscription Rights.  Holders of series D-1 preferred stock do not have any preemptive right to subscribe to any additional issue or sale of the capital stock of the Company or to acquire any security convertible into capital stock of the Company.

Conversion, Redemption, Sinking Fund and Other Rights.  Shares of the series D-1 preferred stock are convertible into our common stock in 2025 at the earliest. The conversion factor is calculated by dividing $500 plus accrued and unpaid dividends by the average closing prices of our common stock for the 20 trading days immediately preceding the conversion date. No redemption or sinking fund provisions apply to any of the series D-1 preferred stock, and such stock is not liable to further call or assessment by the Company. All issued and outstanding shares of series D-1 preferred stock are fully paid and non-assessable.

Restrictions on Alienability.  There are no restrictions on the alienability of the series D-1 preferred stock.

SELLING STOCKHOLDERS

The Chandler Trusts (together with their trustees, the “selling stockholders”) acquired the shares of common stock offered by this prospectus from us in connection with our acquisition of The Times Mirror Company in 2000, in connection with the restructuring in September 2006 of TMCT, LLC (“TMCT”) and TMCT II, LLC (“TMCT II”) or upon exercise of stock options.  See “—Material Relationships with the Selling Stockholders” below.

The selling stockholders may from time to time offer and sell any or all of the shares of our common stock set forth below pursuant to this prospectus.  When we refer to “selling stockholders” in this prospectus, we mean the selling stockholders listed in the table below and any other person named as a “selling stockholder” in any prospectus supplement.

Pursuant to the terms of the registration rights agreement described below, each permitted transferee of the selling stockholders may sell any of the shares of our common stock set forth below pursuant to this prospectus.  After the selling stockholders provide notice of any permitted transferee, we will file a prospectus supplement naming such permitted transferee as a selling stockholder and specifying the amounts of shares registered on its behalf.

The table below sets forth, as of the date of this prospectus, the name of the selling stockholders for whom we are registering shares for resale to the public, and the number of shares of common stock that the selling stockholders may offer pursuant to this prospectus.  The information contained in the table is known to us, based upon written representations from the selling stockholders, with respect to the beneficial ownership of our shares of common stock held by the selling stockholders as of April 1, 2007.  The selling stockholders may from time to time offer and sell any or all of the shares of our common stock set forth below pursuant to this prospectus.  No assurances can be given as to the actual number of shares that will be sold because the selling stockholders, subject to their sole discretion, may offer from time to time all, some or none of their shares under this prospectus.

	Beneficial Ownership				Beneficial Ownership
	Prior to this Offering			Total Number	After this Offering (1)
	Common Stock			of Shares	Common Stock
Name of Selling Stockholders	Number of Shares		Percentage of Class (2)	Being Registered	Number of Shares
The Chandler Trusts (3) 350 West Colorado Boulevard, Suite 230 Pasadena, CA 91105	48,753,788		20.25%	48,753,788	0
Jeffrey Chandler	30,387	(4)	*	30,387	0
Camilla Chandler Frost	427,662	(5)	*	427,662	0
Roger Goodan	62,446	(6)	*	62,446	0
William Stinehart, Jr.	44,350	(7)	*	44,350	0
Warren B. Williamson	62,602	(8)	*	62,602	0

*                    Represents less than 1% of the common stock outstanding.

(1)            Assumes that the selling stockholders will resell all of the shares of our common stock being registered hereunder.

(2)            For purposes of this table, information as to the percentage of shares beneficially owned is calculated based on 240,573,299 shares of our common stock outstanding as of April 1, 2007, excluding 60,671,319 shares of our common stock held by our subsidiaries and affiliates and 8,928,571 shares of our common stock held by the ESOP.

(3)            The amount of shares listed consists of 22,881,590 shares with respect to which the trustees of Chandler Trust No. 1 share voting and investment power, 25,244,751 shares with respect to which the trustees of Chandler Trust No. 2 share voting and investment power, and 627,447 shares beneficially owned by certain trustees in their individual capacities, as follows:   Jeffrey Chandler, 30,387 shares; Camilla Chandler Frost, 427,662 shares; Roger Goodan, 62,446 shares; William Stinehart, Jr., 44,350 shares; and Warren B. Williamson, 62,602 shares.

(4)            This amount includes 11,187 shares, and 19,200 options exercisable within 60 days of the date hereof and does not include 22,881,590 shares owned by Chandler Trust No. 1 and 25,244,751 shares owned by Chandler Trust No. 2 (see (3) above).

(5)            This amount does not include 22,881,590 shares owned by Chandler Trust No. 1 and 25,244,751 shares owned by Chandler Trust No. 2 (see (3) above).

(6)            This amount includes 17,246 shares, and 45,200 options exercisable within 60 days of the date hereof and does not include 22,881,590 shares owned by Chandler Trust No. 1 and 25,244,751 shares owned by Chandler Trust No. 2 (see (3) above).

(7)            This amount includes 12,650 shares, and 31,700 options exercisable within 60 days of the date hereof and does not include 22,881,590 shares owned by Chandler Trust No. 1 and 25,244,751 shares owned by Chandler Trust No. 2 (see (3) above).

(8)            This amount includes 25,102 shares, and 37,500 options exercisable within 60 days of the date hereof and does not include 22,881,590 shares owned by Chandler Trust No. 1 and 25,244,751 shares owned by Chandler Trust No. 2 (see (3) above).

Material Relationships with the Selling Stockholders

On April 1, 2007, the Company entered into a registration rights agreement with the Chandler Trusts (the “Chandler Trusts Registration Rights Agreement”) pursuant to which the Company granted to the Chandler Trusts certain shelf registration rights for the registration and sale of shares of our common stock that the Chandler Trusts currently own.  This prospectus is part of an automatic shelf registration statement on Form S-3 that we filed with the SEC for the sale of such shares.  We have agreed to pay all expenses relating to this registration, except the underwriting discounts, commissions and transfer taxes, if any, relating to the sale of these shares of our common stock by the Chandler Trusts, and any fees and expenses of outside counsel for the Chandler Trusts.  Pursuant to the terms of the Chandler Trusts Registration Rights Agreement, the Chandler Trusts have agreed to tender in the Share Repurchase all shares of our common stock held by them at the expiration of the Share Repurchase, so long as the price paid by the Company is no less than $34.00 per share.  The Chandler Trusts have also agreed that they will not sell or offer to sell shares or otherwise act as a distribution participant (as defined in Regulation M (“Regulation M”) under the Securities Exchange Act of 1934, as amended (the “Exchange Act”)) pursuant to the shelf registration prior to consummation or termination of the Share Repurchase, unless counsel for the Company and the Chandler Trusts reasonably agree that such actions would not cause the Share Repurchase or purchases pursuant to the Share Repurchase to violate Regulation M.  These shelf registration rights will terminate no later than November 22, 2007, and may terminate earlier under certain circumstances.  The foregoing description of the Chandler Trusts Registration Rights Agreement is qualified in its entirety by reference to the complete terms and conditions of the Chandler Trusts Registration Rights Agreement, which was filed as Exhibit 4.2 to our Current Report on Form 8-K filed with the SEC on April 5, 2007.

On April 1, 2007, the Company also entered into a Voting Agreement (the “Voting Agreement”) with the Chandler Trusts, pursuant to which the Chandler Trusts have committed to vote in favor of the Merger Agreement all of the shares of our common stock that they beneficially own on the record date for the Merger vote, whether or not recommended by the Board, and, among other things, against any competing transaction, against any other agreement or action that is intended or would reasonably be expected to prevent, impede, or, in any material respect, interfere with, delay, postpone or discourage the transactions contemplated by the Merger Agreement, and against any action, agreement, transaction or proposal that would result in a breach of any representation, warranty, covenant, agreement or other obligation of the Company in the Merger Agreement or any of the Purchase Agreements.

The Chandler Trusts have also agreed to certain restrictions, subject to certain exceptions, on their ability to, among other things, (1) solicit inquiries with respect to a competing transaction, (2) participate in discussions or negotiations with, or furnish nonpublic information to, any person with respect to a competing transaction or (3) approve, endorse or recommend a competing transaction or enter into any letter of intent or agreement with respect to a competing transaction.  The foregoing description of the Voting Agreement is qualified in its entirety by reference to the complete terms and conditions of the Voting Agreement, which was filed as Exhibit 10.13 to our Current Report on Form 8-K filed with the SEC on April 5, 2007.

Three members of our Board, Jeffrey Chandler, Roger Goodan and William Stinehart, Jr., are trustees of the Chandler Trusts.  Mr. Chandler and Mr. Goodan are also beneficiaries of these trusts.  The Chandler Trusts were the principal shareholders of The Times Mirror Company (“Times Mirror”) prior to the merger of Times Mirror into the Company on June 12, 2000. In connection with the merger, the Chandler Trusts exchanged their Times Mirror common stock for 36,304,135 shares of our common stock and we amended our bylaws to grant the Chandler Trusts the right to nominate three directors, one for each class of the Board. The Chandler Trusts’ nominating rights will end on the earlier of the termination of the trusts or the sale of 15% or more of the shares of our common stock they received at the time of the merger (the “Article VIII Termination Date”). As long as the Chandler Trusts have these rights, neither the Board nor any Board committee may nominate any person in opposition to the three Chandler Trust nominees. Jeffrey Chandler, Roger Goodan and William Stinehart, Jr. were the Chandler Trusts’ initial nominees and became directors of Tribune following the merger. Mr. Chandler and Mr. Goodan are cousins.

Messrs. Chandler, Goodan and Stinehart have served as directors of Tribune since 2000.  The Chandler Trusts have agreed in the Chandler Trusts Registration Rights Agreement to cause Messrs. Chandler, Goodan and Stinehart to resign as directors of the Company, effective upon the purchase of shares of our common stock in the Share Repurchase or, if earlier, upon the Article VIII Termination Date.  None of the other trustees of the Chandler Trusts has any material relationship with us.

In 1997, the Chandler Trusts and Times Mirror entered into a transaction which, through the formation of TMCT, enabled Times Mirror to retire for accounting purposes a substantial block of Times Mirror stock. Times Mirror and its affiliates contributed to TMCT real property used in Times Mirror’s business operations and cash and the Chandler Trusts contributed Times Mirror stock. Times Mirror leased back the real property under long-term leases. Upon completion of the merger of Times Mirror into the Company, we assumed these leases and the Times Mirror stock held by the limited liability company was converted into Tribune stock. In 2006, $20,300,792 of lease payments and $4,005,936 in dividends received on the Tribune stock held by TMCT were allocated to the Chandler Trusts.

In 1999, the Chandler Trusts and Times Mirror formed TMCT II and entered into a similar transaction that again enabled Times Mirror to retire for accounting purposes a substantial block of stock. Times Mirror’s contribution to TMCT II consisted of cash and securities. The Chandler Trusts again contributed Times Mirror stock that was converted into Tribune stock upon completion of the merger of Times Mirror into the Company. In 2006, $7,440,746 in dividends received on the Tribune stock held by TMCT II were allocated to the Chandler Trusts.

On September 21, 2006, we entered into agreements with the Chandler Trusts to restructure TMCT and TMCT II. Under the terms of the agreements, we received on September 22, 2006, a total of 38.9 million shares of our common stock and all 1.1 million shares of our preferred stock held collectively by TMCT and TMCT II. Following the distributions by TMCT and TMCT II, our interests in each of TMCT and TMCT II were reduced to approximately five percent. The agreements also provided for certain put and call options, which are exercisable at fair market value beginning in September 2007, relating to our remaining ownership interests in TMCT and TMCT II.

In addition, on September 22, 2006, the Company and TMCT amended the lease agreement for the eight properties the Company leases from TMCT. Under the terms of the amended lease, the Company was granted an accelerated option to acquire the eight properties during the month of January 2008 for $175 million. The Company was also granted an option to acquire the leased properties from February 8, 2008 to three months prior to the expiration of the amended lease at the higher of fair market value or $195 million. In addition, the amendment extended the properties’ current fixed rental rate through August 7, 2021.

On October 20, 2006, the remaining 12.4 million shares of our common stock held by TMCT and TMCT II were distributed to the Company and the Chandler Trusts in accordance with their respective ownership interests. The Company received 0.6 million shares and the Chandler Trusts received 11.8 million shares. Pursuant to the terms of the Voting Agreement, the Company agreed to waive the voting restrictions set forth in (i) the Distribution Agreement, dated September 21, 2006, among the Company, TMCT, Candle Holdings Corporation, Fortify Holdings Corporation and the Chandler Trusts and (ii) the Distribution Agreement, dated September 21, 2006, among the Company, TMCT II, Fortification Holdings Corporation, Wick Holdings Corporation, Eagle New Media Investments, LLC, Eagle Publishing Investments, LLC and the Chandler Trusts, which required the trustees of the Chandler Trusts to vote the 11.8 million shares received in the distribution in the same proportion as all other shares were voted on any matter requiring a stockholder vote, including the proposals to be voted on at the 2007 annual meeting of stockholders. Information pertaining to the Company’s investments in TMCT and TMCT II is provided in Note 7 to the consolidated financial statements included in our Annual Report on Form 10-K for the fiscal year ended December 31, 2006.

PLAN OF DISTRIBUTION

As used in this prospectus, “selling stockholders” includes the selling stockholders named above and their permitted transferees pursuant to the terms of the Chandler Trusts Registration Rights Agreement. We have been advised that the selling stockholders may effect sales of shares of our common stock directly, or indirectly by or through underwriters, agents or broker-dealers, and that the shares of our common stock may be sold, at any time, or from time to time, by one or a combination of several of the following methods:

•                           on any national securities exchange or U.S. inter-dealer system of a registered national securities association on which the shares of our common stock may be listed or quoted at the time of the sale;

•                           purchases by underwriters, dealers and agents who may receive compensation in the form of underwriting discounts, concessions or commissions from the selling stockholders and/or the purchasers of the shares for whom they may act as agent;

•                           one or more block transactions, including transactions in which the broker or dealer so engaged will attempt to sell the shares of our common stock as agent but may position and resell a portion of the block as principal to facilitate the transaction, or in crosses, in which the same broker acts as an agent on both sides of the trade;

•                           ordinary brokerage transactions or transactions in which a broker solicits purchases;

•                           purchases by a broker-dealer or market maker, as principal, and resale by the broker-dealer for its account under this prospectus;

•                           the pledge of shares as security for any loan or obligation, including pledges to brokers or dealers who may from time to time effect distributions of the shares or other interests in the shares;

•                           short sales or transactions to cover short sales relating to the shares;

•                           privately negotiated transactions;

•                           the writing of put or call options, whether the options are listed on an options exchange or otherwise;

•                           distributions to creditors and equity holders of the selling stockholders; and

•                           any combination of the foregoing, or any other available means allowable under applicable law.

The selling stockholders will act independently of us in making decisions with respect to the timing, manner, and size of each sale. The aggregate proceeds to the selling stockholders from the sale of our common stock offered by them will be the purchase price of the common stock less discounts and commissions, if any. The selling stockholders reserve the right to accept and, together with their agents from time to time, to reject, in whole or in part, any proposed purchase of shares of common stock to be made directly or through agents. We will not receive any of the proceeds from the sale by the selling stockholders of the shares of our common stock.

Subject to the terms of the Chandler Trusts Registration Rights Agreement, the selling stockholders may sell the shares covered by this prospectus from time to time, and may also decide not to sell all or any of the shares they are allowed to sell under this prospectus. The selling stockholders will act independently of us in making decisions regarding the timing, manner and size of each sale. The selling stockholders may effect sales by selling the shares directly to purchasers in individually negotiated transactions, or to or through broker-dealers, which may act as agents or principals. The selling stockholders may sell their shares at fixed prices, at market prices prevailing at the time of sale, at prices related to such prevailing market prices, at varying prices determined at the time of sale, or at privately negotiated prices.

Additionally, the selling stockholders may engage in hedging transactions with broker-dealers in connection with distributions of shares or otherwise. In those transactions, broker-dealers may engage in short sales of shares in the course of hedging the positions they assume with the selling stockholders. The selling stockholders also may sell shares short and redeliver shares to close out such short positions. The selling stockholders may also enter into option or other transactions with broker-dealers which require the delivery of shares to the broker-dealer. The broker-dealer may then resell or otherwise transfer such shares pursuant to this prospectus. The selling stockholders also may loan or pledge shares, and the borrower or pledgee may sell or otherwise transfer the shares so loaned or pledged pursuant to this prospectus. Such borrower or pledgee also may transfer those shares to investors in our securities or the selling stockholders’ securities or in connection with the offering of other securities not covered by this prospectus.

From time to time, the selling stockholders may transfer, pledge, donate, grant a security interest in or assign their shares of our common stock to lenders or others and, to the extent such stockholders constitute permitted transferees under the Chandler Trusts Registration Rights Agreement, each of such persons will be deemed to be “selling stockholders” for purposes of this prospectus. The number of shares of our common stock beneficially owned by the selling stockholders will decrease as, when and to the extent it takes such actions. The plan of distribution for the selling stockholders’ shares of our common stock sold under this prospectus will otherwise remain unchanged, except that the transferees, pledgees, donees, secured parties, or other successors will be a selling stockholder hereunder. Any donee, pledgee, transferee, secured parties, or other successors that intends to offer or sell shares through this prospectus will be named in a prospectus supplement, if required.

The selling stockholders may enter into sale, forward sale and derivative transactions with third parties, or sell securities not covered by this prospectus to third parties in privately negotiated transactions. If the applicable prospectus supplement indicates, in connection with those sale, forward sale or derivative transactions, the third parties may sell securities covered by this prospectus and the applicable prospectus supplement, including in short sale transactions and by issuing securities that are not covered by this prospectus but are exchangeable for or represent beneficial interests in our common stock. If so, the third party may use shares received under those sale, forward sale or derivative arrangements or shares pledged by the selling stockholders or borrowed from the selling stockholders or others to settle such third party sales or to close out any related open borrowings of stock. The third parties may deliver this prospectus in connection with any such transactions. The third party in such sale transactions will be an underwriter and, if not identified in this prospectus, will be identified in the applicable prospectus supplement (or a post-effective amendment).

Underwriters, broker-dealers or agents may receive compensation in the form of commissions, discounts or concessions from the selling stockholders. Underwriters, broker-dealers or agents may also receive compensation from the purchasers of shares for whom they act as agents or to whom they sell as principals, or both. Compensation as to a particular underwriter, broker-dealer or agent might be in excess of customary commissions and will be in amounts to be negotiated in connection with transactions involving shares. In effecting sales, broker-dealers engaged by the selling stockholders may arrange for other broker-dealers to participate in the resales.

In connection with sales of our common stock covered hereby, the selling stockholders and any broker-dealers or agents and any other participating broker-dealers who execute sales for the selling stockholders may be deemed to be “underwriters” within the meaning of the Securities Act of 1933, as amended (the “Securities Act”). Accordingly, any profits realized by the selling stockholders and any compensation earned by such broker-dealers or agents may be deemed to be underwriting discounts and commissions. Because the selling stockholders may be deemed to be “underwriters” within the meaning of Section 2(11) of the Securities Act, the selling stockholders will be subject to the prospectus delivery requirements of that act. At the request of the selling stockholders, we will make copies of this prospectus (as it may be amended or supplemented from time to time) available to the selling stockholders for the purpose of satisfying the prospectus delivery requirements. In addition, any shares of the selling stockholders covered by this prospectus which qualify for sale pursuant to Rule 144 or Rule 144A under the Securities Act may be sold in open market transactions under Rule 144 or Rule 144A rather than pursuant to this prospectus.

Under applicable rules and regulations under the Exchange Act, any person engaged in the distribution of the shares may not simultaneously engage in market making activities with respect of our common stock for a period of two business days prior to the commencement of the distribution. In addition, the selling stockholders will be subject to applicable provisions of the Exchange Act and the associated rules and regulations under the Exchange Act, including Regulation M, which provisions may limit the timing of purchases and sales of shares of our common stock by the selling stockholders. These restrictions may affect the marketability of such shares. At the request of the selling stockholders, we will make copies of this prospectus available to the selling stockholders if there is a need to deliver copies of this prospectus to purchasers at or prior to the time of any sale of the shares.

In order to comply with applicable securities laws of some states, the shares may be sold in those jurisdictions only through registered or licensed brokers or dealers. In addition, in certain states the shares may not be sold unless they have been registered or qualified for sale in the applicable state or an exemption from the registration or qualification requirements is available.

If underwriters are used in a firm commitment underwriting, we and the selling stockholders will execute an underwriting agreement with those underwriters relating to the shares of our common stock that the selling stockholders will offer. Unless otherwise set forth in a prospectus supplement, the obligations of the underwriters to purchase these shares of our common stock will be subject to conditions. The underwriters will purchase the shares on a firm commitment basis and will be obligated to purchase all of the shares if any are purchased. The shares of our common stock subject to any such underwriting agreement will be acquired by the underwriters for their own account and may be resold by them from time to time in one or more transactions, including negotiated transactions, at a fixed public offering price or at varying prices determined at the time of sale. The underwriters may be deemed to have received compensation from the selling stockholders in the form of underwriting discounts or commissions and may also receive commissions from the purchasers of these shares for whom they may act as agent. The selling stockholders may authorize underwriters to solicit offers by institutions to purchase the shares of our common stock subject to the underwriting agreement from the selling stockholders at the public offering price stated in the prospectus supplement through delayed delivery contracts providing for payment and delivery on a specified date in the future. If the selling stockholders sell shares of our common stock through these delayed delivery contracts, the prospectus supplement will state that, as well as the conditions to which these delayed delivery contracts will be subject, and the commissions payable for that solicitation. The applicable prospectus supplement will set forth whether or not the underwriters may over-allot or effect transactions that stabilize, maintain or otherwise affect the market price of the shares of our common stock at levels above those that might otherwise prevail in the open market, including, for example, by entering stabilizing bids, effecting syndicate covering transactions or imposing penalty bids. Underwriters are not required to engage in any of these activities, or to continue these activities if commenced.

The underwriters, if any, may sell these shares to or through dealers. These dealers may arrange for other dealers to participate in sales and may receive compensation in the form of discounts, concessions or commissions from the underwriters and/or commissions from the purchasers for whom they may act as agent. Any public offering price and any discounts or concessions allowed or reallowed or paid to dealers may be changed from time to time and may exceed customary commissions.

If dealers are utilized in the sale of shares of our common stock, the selling stockholders will sell the shares to the dealers as principals. The dealers may then resell the shares to the public at varying prices to be determined by such dealers at the time of resale. The names of the dealers and the terms of the transaction will be set forth in a prospectus supplement, if required.

The selling stockholders may also sell shares of our common stock through agents designated by them from time to time. We will name any agent involved in the offer or sale of the shares and will list commissions payable by the selling stockholders to these agents in a prospectus supplement, if required. These agents will be acting on a best efforts basis to solicit purchases for the period of their appointment, unless we state otherwise in any required prospectus supplement.

We and the selling stockholders may indemnify underwriters, dealers or agents who participate in the distribution of securities against specified liabilities, including liabilities under the Securities Act, and agree to contribute to payments which these underwriters, dealers or agents may be required to make.

In connection with an underwritten offering of our common stock under this prospectus, the underwriters may purchase and sell securities in the open market. These transactions may include short sales, stabilizing transactions and purchases to cover positions created by short sales. Short sales involve the sale by the underwriters of a greater number of securities than they are required to purchase in an offering. Stabilizing transactions consist of certain bids or purchases made for the purpose of preventing or retarding a decline in the market price of the securities while an offering is in progress.

The underwriters also may impose a penalty bid. This occurs when a particular underwriter repays to the underwriters a portion of the underwriting discount received by it because the underwriters have repurchased securities sold by or for the account of that underwriter in stabilizing or short-covering transactions.

These activities by the underwriters may stabilize, maintain or otherwise affect the market price of our common stock offered under this prospectus. As a result, the price of our common stock may be higher than the price that otherwise might exist in the open market. If these activities are commenced, they may be discontinued by the underwriters at any time. These transactions may be effected on the New York Stock Exchange or other securities exchange, the Nasdaq Global Market System or another automated quotation system, or in the over-the-counter market or otherwise.

At any time a particular offer of the shares of our common stock covered by this prospectus is made, a prospectus supplement, if required, will be distributed at the request of the selling stockholders. The supplement will set forth the specific terms of the offering of securities, including:

•                           the name of the selling stockholders and other participating broker-dealer(s);

•                           the number of shares of our common stock offered;

•                           the price such shares of our common stock are being sold;

•                           the proceeds to the selling stockholders from the sale of such shares;

•                           the specific plan of distribution for such shares of our common stock;

•                           the names of the underwriters or agents, if any;

•                           any underwriting discounts, agency fees or other compensation to underwriters or agents;

•                           any discounts or concessions allowed or paid to dealers; and

•                           any other facts material to the transaction.

LEGAL MATTERS

The validity of the securities offered hereby will be passed upon by Sidley Austin LLP, Chicago, Illinois.

EXPERTS

The financial statements and management’s assessment of the effectiveness of internal control over financial reporting (which is included in Management’s Report on Internal Control over Financial Reporting) incorporated in this prospectus by reference to our Annual Report on Form 10-K for the year ended December 31, 2006 have been so incorporated in reliance on the report of PricewaterhouseCoopers LLP, an independent registered public accounting firm, given on the authority of said firm as experts in auditing and accounting.

WHERE YOU CAN FIND MORE INFORMATION

We file annual, quarterly and current reports, proxy statements and other information with the SEC. You may read and copy any materials that we file with the SEC at the SEC’s Public Reference Room at 100 F Street, N.E., Washington, D.C. 20549. You may obtain information on the operation of the public reference room by calling the SEC at 1-800-SEC-0330. The SEC maintains an internet site at http://www.sec.gov that contains reports, proxy and information statements and other information regarding issuers, such as Tribune, that file electronically with the SEC. In addition, you may inspect our SEC filings at the offices of the New York Stock Exchange, 20 Broad Street, New York, New York 10005.

The SEC allows us to “incorporate by reference” into this prospectus the information we file with the SEC, which means that we can disclose important information to you by referring you to those documents.  The information incorporated by reference is considered to be part of this prospectus, and information that we file later with the SEC will automatically update and supersede this information. SEC rules and regulations also permit us to “furnish” rather than “file” certain reports and information with the SEC. Any such reports or information which we have indicated as being “furnished” shall not be deemed to be incorporated by reference into or otherwise become a part of this prospectus, regardless of when furnished to the SEC. We incorporate by reference the following documents we filed with the SEC (file number 1-08572) and any future filings that we make with the SEC under Sections 13(a), 13(c), 14, or 15(d) of the Securities Exchange Act of 1934 until we or any agents or underwriters sell all of the securities:

•                  Our Annual Report on Form 10-K for the year ended December 31, 2006;

•                  Our Current Reports on Form 8-K filed with the SEC on February 16, 2007, April 5, 2007 and April 24, 2007; and

•                  The description of our common stock contained in our registration statement on Form 8-A dated September 8, 1983 filed with the SEC under Section 12(b) of the Securities Exchange Act of 1934 and the “Description of Tribune Capital Stock” section of our registration statement on Form S-4 filed with the SEC on April 21, 2000, as amended by Amendment No. 1 to Form S-4 filed with the SEC on May 5, 2000, including any amendments or reports for the purpose of updating such descriptions.

You may obtain a copy of these filings, at no cost, by writing to or telephoning us at the following address: Corporate Relations Department, Tribune Company, Suite 600, 435 North Michigan Avenue, Chicago, Illinois 60611, Telephone: (800) 757-1694 or through our website at www.tribune.com.

Any statement contained in this prospectus or in a document incorporated by reference into this prospectus shall be deemed to be modified or superseded to the extent such statement is modified or superseded in any subsequently filed document. Any statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute a part of this prospectus.

PART II

INFORMATION NOT REQUIRED IN PROSPECTUS

Item 14.  Other Expenses of Issuance and Distribution.

The estimated expenses in connection with the issuance and distribution of the securities, other than underwriting discounts and agency fees or commissions, are set forth in the following table.

SEC registration fee	$48,494.42
Legal fees and expenses (other than for counsel for the selling stockholders) (1)	50,000.00
Accounting fees and expenses (1)	35,000.00
Printer and Miscellaneous (1)	10,000.00
Total	$143,494.42

(1) Estimated amounts of fees and expenses to be incurred in connection with the registration, issuance and distribution of the securities pursuant to this registration statement.  The actual amounts of fees and expenses will be determined from time to time.

Item 15.  Indemnification of Directors and Officers.

Certain provisions of the General Corporation Law of the State of Delaware (the “DGCL”) provide that the Registrant may indemnify the directors and officers of the Registrant and affiliated companies against liabilities and expenses incurred by reason of the fact that such persons were serving in such capacities, subject to certain limitations and conditions set forth in the statute.  Article TWELFTH of the Registrant’s Amended and Restated Certificate of Incorporation provides that the Registrant shall indemnify its directors and officers to the fullest extent permitted by the DGCL.  In accordance with Section 102(b)(7) of the DGCL, the Registrant’s Amended and Restated Certificate of Incorporation provides that no directors of the Registrant shall be personally liable to the Registrant or its stockholders for monetary damages for breach of fiduciary duty as a director except for (i) breach of the director’s duty of loyalty to the Registrant or its stockholders, (ii) acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law, (iii) unlawful payment of dividends under Section 174 of the DGCL or (iv) transactions from which the director derives an improper personal benefit.

Pursuant to Section 145 of the DGCL and the Registrant’s Amended and Restated Certificate of Incorporation, the directors and officers of the Registrant are covered by Directors and Officers Liability and Corporation Reimbursement insurance policies.

Item 16.  Exhibits.

(a)   Exhibits

Exhibit No.	Description

4.1

Registration Rights Agreement, dated as of April 1, 2007, by and between Tribune Company and each of Chandler Trust No. 1 and Chandler Trust No. 2 (incorporated by reference to Exhibit 4.2 to the Registrant’s Current Report on Form 8-K filed on April 5, 2007).

5.1*	Opinion of Sidley Austin LLP.

23.1*	Consent of PricewaterhouseCoopers LLP.

23.2*	Consent of Sidley Austin LLP (included in the opinion filed as Exhibit 5.1 to this Registration Statement).

24.1*	Powers of Attorney (contained in the signature page to this Registration Statement).

*   Filed herewith.

Item 17.  Undertakings.

(a)  The undersigned Registrant hereby undertakes:

(1)  To file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement:

(i)  To include any prospectus required by Section 10(a)(3) of the Securities Act of 1933;

(ii)  To reflect in the prospectus any facts or events arising after the effective date of the registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement.  Notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of prospectus filed with the Commission pursuant to Rule 424(b) if, in the aggregate, the changes in volume and price represent no more than a 20 percent change in the maximum aggregate offering price set forth in the “Calculation of Registration Fee” table in the effective registration statement; and

(iii)  To include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement;

provided, however, that paragraphs (a)(1)(i), (a)(1)(ii) and (a)(1)(iii) of this section do not apply if the information required to be included in a post-effective amendment by those paragraphs is contained in periodic reports filed with or furnished to the Commission by the Registrant pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934 that are incorporated by reference in the registration statement, or is contained in a form of prospectus filed pursuant to Rule 424(b) that is part of the registration statement.

(2)  That, for the purpose of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(3)  To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

(4)  That, for the purpose of determining liability under the Securities Act of 1933 to any purchaser:

(A) Each prospectus filed by the registrant pursuant to Rule 424(b)(3) shall be deemed to be part of the registration statement as of the date the filed prospectus was deemed part of and included in the registration statement; and

(B) Each prospectus required to be filed pursuant to Rule 424(b)(2), (b)(5), or (b)(7) as part of a registration statement in reliance on Rule 430B relating to an offering made pursuant to Rule 415(a)(1)(i), (vii), or (x) for the purpose of providing the information required by Section 10(a) of the Securities Act of 1933 shall be deemed to be part of and included in the registration statement as of the earlier of the date such form of prospectus is first used after effectiveness or the date of the first contract of sale of securities in the offering described in the prospectus. As provided in Rule 430B, for liability purposes of the issuer and any person that is at that date an underwriter, such date shall be deemed to be a new effective date of the registration statement relating to the securities in the registration statement to which that prospectus relates, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof. Provided, however, that no statement made in a registration statement or prospectus that is part of the registration statement or made in a document incorporated or deemed incorporated by reference into the registration statement or prospectus that is part of the registration statement will, as to a purchaser with a time of contract of sale prior to such effective date, supersede or modify any statement that was made in the registration statement or prospectus that was part of the registration statement or made in any such document immediately prior to such effective date.

(5)  That, for the purpose of determining liability of the Registrant under the Securities Act of 1933 to any purchaser in the initial distribution of the securities:

The undersigned Registrant undertakes that in a primary offering of securities of the undersigned Registrant pursuant to this registration statement, regardless of the underwriting method used to sell the securities to the purchaser, if the securities are offered or sold to such purchaser by means of any of the following communications, the undersigned registrant will be a seller to the purchaser and will be considered to offer or sell such securities to such purchaser:

(i) Any preliminary prospectus or prospectus of the undersigned Registrant relating to the offering required to be filed pursuant to Rule 424;

(ii) Any free writing prospectus relating to the offering prepared by or on behalf of the undersigned Registrant or used or referred to by the undersigned Registrant;

(iii) The portion of any other free writing prospectus relating to the offering containing material information about the undersigned Registrant or its securities provided by or on behalf of the undersigned Registrant; and

(iv) Any other communication that is an offer in the offering made by the undersigned Registrant to the purchaser.

(b)  The undersigned Registrant hereby undertakes that, for purposes of determining any liability under the Securities Act of 1933, each filing of the Registrant’s annual report pursuant to Section 13(a) or Section 15(d) of the Securities Exchange Act of 1934 (and, where applicable, each filing of an employee benefit plan’s annual report pursuant to Section 15(d) of the Securities Exchange Act of 1934) that is incorporated by reference in the registration statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(c)  The undersigned Registrant hereby undertakes to deliver or cause to be delivered with the prospectus, to each person to whom the prospectus is sent or given, the latest annual report, to security holders that is incorporated by reference in the prospectus and furnished pursuant to and meeting the requirements of Rule 14a-3 or Rule 14c-3 under the Securities Exchange Act of 1934; and, where interim financial information required to be presented by Article 3 of Regulation S-X is not set forth in the prospectus, to deliver, or cause to be delivered to each person to whom the prospectus is sent or given, the latest quarterly report that is specifically incorporated by reference in the prospectus to provide such interim financial information.

(d)  Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the Registrant pursuant to the foregoing provisions, or otherwise, the Registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, the Registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form S-3 and has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Chicago, State of Illinois, on April 25, 2007.

TRIBUNE COMPANY (Registrant)

By	/s/ Dennis J. FitzSimons
Dennis J. FitzSimons
Chairman, President and Chief Executive Officer

KNOW ALL MEN BY THESE PRESENTS, that each person whose signature appears below constitutes and appoints Chandler Bigelow, Donald C. Grenesko and Crane H. Kenney, and each of them, his/her true and lawful attorneys-in-fact and agents, with full power of substitution and resubstitution, to sign, execute and file with the Securities and Exchange Commission (or any other governmental or regulatory authority), for us and in our names in the capacities indicated below, this registration statement on Form S-3 (including all amendments thereto), and any Registration Statement filed pursuant to Rule 462(b) or Rule 462(e) of the Securities Act in connection with the securities registered hereunder, together with all exhibits and any and all documents required to be filed with respect thereto, granting unto said attorneys-in-fact and agents and each of them, full power and authority to do and to perform each and every act and thing necessary and/or desirable to be done in and about the premises in order to effectuate the same as fully to all intents and purposes as he himself/she herself might or could do if personally present, hereby ratifying and confirming all that said attorneys-in-fact and agents, or any of them, may lawfully do or cause to be done by virtue hereof.

Pursuant to the requirements of the Securities Act of 1933, this registration statement has been signed by the following persons in the capacities indicated on April 25, 2007.

Name	Title

/s/ Dennis J. FitzSimons	Chairman, President and Chief Executive Officer and Director
Dennis J. FitzSimons	(Principal Executive Officer)

/s/ Donald C. Grenesko	Senior Vice President, Finance and Administration
Donald C. Grenesko	(Principal Financial Officer)

/s/ R. Mark Mallory	Vice President and Controller
R. Mark Mallory	(Principal Accounting Officer)

/s/ Jeffrey Chandler	Director
Jeffrey Chandler

/s/ Roger Goodan	Director
Roger Goodan

/s/ Enrique Hernandez, Jr.	Director
Enrique Hernandez, Jr.

/s/ Betsy D. Holden	Director
Betsy D. Holden

/s/ Robert S. Morrison	Director
Robert S. Morrison

/s/ William A. Osborn	Director
William A. Osborn

/s/ J. Christopher Reyes	Director
J. Christopher Reyes

/s/ William Stinehart, Jr.	Director
William Stinehart, Jr.

/s/ Dudley S. Taft	Director
Dudley S. Taft

/s/ Miles D. White	Director
Miles D. White

EXHIBIT INDEX

Exhibit No.	Description

4.1

Registration Rights Agreement, dated as of April 1, 2007, by and between Tribune Company and each of Chandler Trust No. 1 and Chandler Trust No. 2 (incorporated by reference to Exhibit 4.2 to the Registrant’s Current Report on Form 8-K filed on April 5, 2007).

5.1*	Opinion of Sidley Austin LLP.

23.1*	Consent of PricewaterhouseCoopers LLP.

23.2*	Consent of Sidley Austin LLP (included in the opinion filed as Exhibit 5.1 to this Registration Statement).

24.1*	Powers of Attorney (contained in the signature page to this Registration Statement).

*    Filed herewith.